May 17, 2005


Mail Stop 4561

Anna T. Chew
United Mobile Homes, Inc.
Juniper Business Plaza
3499 Route 9 North
Suite 3-C
Freehold, NJ  07728

Re:	Item 4.02 Form 8-K
	Filed 3/16/05
      File No. 001-12690

Dear Ms. Chew:

	We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comment.

	Please amend your report to include all of the information required by Item 4.02(a) of Form 8-K, including disclosure of the date of the conclusion regarding your non-reliance on financial statements for periods ending on or prior to September 30, 2004.

	You should file an amendment in response to this comment on or before May 24, 2005.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	If you have any questions, please call me at (202) 551-
3429.


							Sincerely,


							Kristina Beshears
							Staff Accountant


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United Mobile Homes, Inc.
May 17, 2005
Page 1